Mail Stop 3720

May 31, 2006

Via U.S. Mail and Fax (410-953-7133)

Mrs. Patricia E. Jones
Secretary/Treasurer
Link Plus Corporation
6996 Columbia Gateway Drive
Suite 104
Columbia, MD 21046

      RE: Link Plus Corporation
               Form 10-KSB for the Year ended March 31, 2005
               Filed July 13, 2005
               File No. 000-50077

Dear Mrs. Jones:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director